FORM 6 – K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report on Foreign Issuer

Pursuant to Rule 13a – 16 or 15d – 16
of the Securities Exchange Act of 1934

For the Month of July, 2019

Gilat Satellite Networks Ltd.

(Translation of Registrant’s Name into English)

Gilat House, Yegia Kapayim Street
Daniv Park, Kiryat Arye, Petah Tikva, Israel
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒  Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐  No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):   N/A

Attached hereto is Registrant’s press release dated July 9, 2019, announcing that Globe Awards Gilat a Three-Year Multi-Million US Dollar Contract for Delivering Satellite Based WiFi in Addition to Cellular Backhaul Services.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Gilat Satellite Networks Ltd.
(Registrant)
Dated July 9, 2019	By:	/s/ Yael Shofar
Yael Shofar
General Counsel

Globe Awards Gilat a Three-Year Multi-Million US
Dollar Contract for Delivering Satellite Based WiFi in
Addition to Cellular Backhaul Services

Gilat’s multi-service platform expanded to include Globe’s
provision of WIFI service over satellite to schools and hospitals throughout the Philippines

Petah Tikva, Israel, July 9, 2019 -- Gilat Satellite Networks Ltd. (NASDAQ, TASE: GILT), a worldwide leader in satellite networking technology, solutions and services, announced today that Globe Telecom, Inc. (PSE: GLO) the leading telecom company in the Philippines, has chosen Gilat for a three-year multi-million US dollar contract, to enable WIFI service over satellite to schools and hospitals, in addition to cellular backhaul throughout the Philippines.

The WIFI Broadband multi-million US dollar award comes two years after Globe chose Gilat to deliver cellular backhaul over satellite in a five-year multi-million US dollar managed service project for 2G/3G/4G connectivity and for emergency response. https://www.gilat.com/pressreleases/globe-awards-gilat-five-year-multi-million-dollar-contract-for-managed-service-satellite-backhaul-for-cellular-services/

“Globe chose Gilat’s multi-service platform and managed service for expanding its offering into additional critical segments such as schools and hospitals via the GoWIFI service,” said Alberto de Larrazabal, Chief Revenue Officer at Globe. “This important expansion comes on the heels of the managed service cellular backhaul project by Gilat and is due to our confidence in Gilat in providing excellent user experience and fast implementation.”

“We are gratified by Globe’s renewed trust and confidence in Gilat and are committed to partnering with Globe to deliver WIFI connectivity services to essential community institutions such as schools and hospitals,” said Abhay Kumar, Regional Vice President Asia-Pacific and North America for Gilat. “Gilat’s multi-application single platform and our managed service capabilities support our vision to deliver plentiful, quality and affordable broadband worldwide."

About Globe
Globe Telecom is the leading full service telecommunications company in the Philippines, serving the needs of consumers and businesses across an entire suite of products and services including mobile, fixed, broadband, data connections, internet and managed services.  Its principals are Ayala Corporation and Singtel who are acknowledged industry leaders in the country and in the region. For more information, visit www.globe.com.ph.  Follow us on Twitter: http://twitter.com/talk2Globe and Facebook: http://facebook.com/GlobePH.

About Gilat
Gilat Satellite Networks Ltd. (NASDAQ: GILT, TASE: GILT) is a leading global provider of satellite-based broadband communications. With 30 years of experience, we design and manufacture cutting-edge ground segment equipment, and provide comprehensive solutions and end-to-end services, powered by our innovative technology. Delivering high value competitive solutions, our portfolio comprises of a cloud based VSAT network platform, high-speed modems, high performance on-the-move antennas and high efficiency, high power Solid State Amplifiers (SSPA) and Block Upconverters (BUC).

Gilat’s comprehensive solutions support multiple applications with a full portfolio of products to address key applications including broadband access, cellular backhaul, enterprise, in-flight connectivity, maritime, trains, defense and public safety, all while meeting the most stringent service level requirements. Gilat controlling shareholders are the FIMI Private Equity Funds. For more information, please visit: www.gilat.com

Certain statements made herein that are not historical are forward-looking within the meaning of the Private Securities Litigation Reform Act of 1995. The words "estimate", "project", "intend", "expect", "believe" and similar expressions are intended to identify forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties. Many factors could cause the actual results, performance or achievements of Gilat to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, among others, changes in general economic and business conditions, inability to maintain market acceptance to Gilat's products, inability to timely develop and introduce new technologies, products and applications, rapid changes in the market for Gilat's products, loss of market share and pressure on prices resulting from competition, introduction of competing products by other companies, inability to manage growth and expansion, loss of key OEM partners, inability to attract and retain qualified personnel, inability to protect the Company's proprietary technology and risks associated with Gilat's international operations and its location in Israel. We undertake no obligation to update or revise any forward-looking statements for any reason. For additional information regarding these and other risks and uncertainties associated with Gilat's business, reference is made to Gilat's reports filed from time to time with the Securities and Exchange Commission.

Contact:
Gilat Satellite Networks
Doreet Oren, Director Corporate Communications
DoreetO@gilat.com

Comm-Partners LLC
June Filingeri, President
+1-203-972-0186
JuneFil@optonline.net